August 12, 2022

United States Securities and Exchange Commission
Mailstop 3233
Washington, DC 20549
Attention: Division of Corporate Finance, Office of Real Estate & Construction

Re: CALEDONIA INVESTMENT REAL ESTATE, INC. (the "Company")
Offering Statement 1-A
Filed July 14, 2022
File No. 024-11937

Attention: Division of Corporate Finance:

I write you in response to your letter to the Company's attention dated AUGUST 5, 2022 and in support of the Company's Offering Statement 1-A of July 14, 2022 ("July 14, 2022 1-A"). We have revised the filing as outlined on July 14, 2022 Amended 1-A/A to address the comments in your AUGUST 5, 2022 letter. Our responses are as follows:

Form 1-A filed July 14, 2022

Financial Statements.

Comment 1. Financial Statements.

We note you have provided financial statements as of June 30, 2022 and for the period from June 21, 2021 (Inception) to June 30, 2022. We further note that your fiscal year ends on December 31. Please revise to provide distinct columns within your balance sheet, statement of operations, statement of stockholder's deficit, and statement of cash flows for each fiscal year or fiscal period presented. In this regard, please revise to present separate columns for your 2021 financial statement and separate columns for your 2022 financial statements. This comment also applies to your financial statement footnotes. See Part F/S of Form 1-A.Please file a legible opinion of counsel. See Item 17 (12), Description of Exhibits of Form 1-A.

Response (1).

We have amended the FINANCIAL STATEMENTS, including Notes to Financial Statements, as outlined in your comment above.

We respectfully request that the Commission qualify the Offering and agree that:

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

We not require FINRA to approve any of our compensation agreements, as we are self-underwriting and not engaging any third parties to assist in the sale or marketing of this Offering. Note, the management fee that the Company receives upon the sale of any real estate does not require us to register as a broker/dealer or an investment adviser under the 1940 Act or any other applicable state statute; and

4.

The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 561-210-7553.

Sincerely,

CALEDONIA INVESTMENT REAL ESTATE, INC.

By: /s/ Hamon Francis Fytton

Name: Hamon Francis Fytton

Title: CEO & President…